Mail Stop 4561

August 22, 2007

David L. Brown
Chief Executive Officer and President
Website Pros, Inc.
12735 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

Re: Website Pros, Inc.
Registration Statement on Form S-4
Filed July 31, 2007
File No. 333-144987

Dear Mr. Brown:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your documents in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure, particularly in the risk factors and in the section title Manner and Basis of Converting Shares, regarding the impact on the consideration to be received by the Web.com shareholders resulting from a cash "over-election" or "under-election." See pages 24 and 65. To ensure that shareholders understand how they may be impacted by the election process, please expand the disclosure to provide shareholders with examples demonstrating the range of possible outcomes. At a minimum, please include hypothetical examples in tabular format of what shareholders would receive (a) if all holders elected to receive cash, (b) if all holders elected to receive stock, and (c) if the election between stock and cash were equally divided. If you deem

other examples or disclosures to be relevant given the fixed aggregate cash consideration and exchange ratio in demonstrating the pro rationing effect, please include any such examples or disclosures. This information concerning the range of potential consideration should be prominently featured such as in the Questions and Answers about the Merger – "What will Web.com shareholders receive in the merger?" or in the Summary Term Sheet.

Where you can find more information, page 104

2. Please update the incorporation by reference section to specifically incorporate the recently filed Forms 10-Q for the period ended June 30, 2007 for both Website Pros, Inc. and Web.com, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, the undersigned at (202)-551-3462. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 650-745-1127
        Danielle Reed, Esq.
        Cooley Godward Kronish LLP